SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_______________________
WENDY’S/ARBY’S GROUP, INC.
(Name of Subject Company (Issuer))
_______________________
Trian Partners, L.P.
Trian Partners Master Fund, L.P.
Trian Partners Parallel Fund I, L.P.
Trian Partners Parallel Fund II, L.P.
Trian Partners GP, L.P.
Trian Partners General Partner, LLC
Trian Partners Parallel Fund I General Partner, LLC
Trian Partners Parallel Fund II GP, L.P.
Trian Partners Parallel Fund II General Partner, LLC
Trian Fund Management, L.P.
Trian Fund Management GP, LLC
Nelson Peltz
Peter W. May
Edward P. Garden
(Name of Filing Persons (Purchasers))
_______________________
CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
950587105
(CUSIP Number of Class of Securities)
Brian L. Schorr, Esq.
Chief Legal Officer
Trian Fund Management, L.P.
280 Park Avenue
New York, New York 10017
(212) 451-3000

Copy to:
Dennis J. Block, Esq.
William P. Mills, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-5555
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
_______________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$166,000,000	$6,523.80

*Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 40,000,000 shares of the subject company (number of shares sought) by $4.15 (the tender offer price per share).

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $6,523.80
           Filing Party: Trian Partners Master Fund, L.P.

           Form or Registration Number: Schedule TO-T
           Date Filed: November 6, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Combined Amendment No. 1 to Schedule TO and Amendment No. 31 to Schedule 13D

      This Amendment No. 1 to Schedule TO and Amendment No. 31 to Schedule 13D is being filed on behalf of Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II” and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, the “Purchaser”), Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership (“Parallel Fund II GP”), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company (“Parallel Fund II LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons”), relating to the offer by the Purchaser to purchase up to 40,000,000 shares of Class A Common Stock, par value $0.10 per share, (the “Shares”), of Wendy’s/Arby’s Group, Inc., a Delaware corporation (“Wendy’s/Arby’s”) at a price of $4.15 per Share, net to the seller in cash, without interest (subject to any required withholding of taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated November 6, 2008, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and Amendment No. 30 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on November 6, 2008.

      As permitted by General Instruction G to Schedule TO, this Amendment No. 1 to Schedule TO also amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 22, 2008, as amended by Amendment No. 27 dated September 24, 2008, as amended by Amendment No. 28 dated September 29, 2008, as amended by Amendment No. 29 dated October 8, 2008, and as amended by Amendment No. 30 dated November 6, 2008 (the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share, of Triarc Companies, Inc. (“Triarc”) (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company (as defined below) for periods commencing on or after September 30, 2008 (the “Class A Common Stock”), and, for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”), of Wendy’s/Arby’s Group, Inc. (formerly known as Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”)). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Amendment No. 31 to Schedule 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT		[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY		51,659,612 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
15,901,582 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
51,659,612 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.00% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
IN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT		[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY		51,552,797 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
8,220,114 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
51,552,797 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.97% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
IN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT		[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER (See Item 5)
196,425 (Class A Common Stock)
	8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY		27,227,751 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
196,425 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
27,424,176 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.84% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
IN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	27,227,751 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.80% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	27,227,751 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.80% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
OO

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	27,227,751 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.80% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	27,227,751 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.80% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
OO

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	6,430,910 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
6,430,910 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
6,430,910 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.37% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	20,064,053 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
20,064,053 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
20,064,053 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.27% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	576,776 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
576,776 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
576,776 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	576,776 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
576,776 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
576,776 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
OO

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	130,691 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
130,691 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
130,691 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	130,691 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
130,691 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
130,691 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
PN

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	[_]
TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER (See Item 5)
0
8	SHARED VOTING POWER (See Item 5)
NUMBER OF SHARES
BENEFICIALLY OWNED BY	130,691 (Class A Common Stock)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER (See Item 5)
WITH
0
10	SHARED DISPOSITIVE POWER (See Item 5)
130,691 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)
130,691 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	[_]
SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON
OO

*     This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

Amendment No. 1 to Schedule TO

           This Amendment No. 1 to Schedule TO (this “Amendment”), filed in response to comments raised by the staff of the Securities and Exchange Commission’s Division of Corporation Finance, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 6, 2008 (the “Schedule TO”) by Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P. and Trian Partners Parallel Fund II, L.P. (collectively, the “Purchaser”) relating to the tender offer by Purchaser for up to 40,000,000 shares of common stock, par value $0.10 per share (the “shares”), of Wendy’s/Arby’s Group, Inc., a Delaware corporation (“Wendy’s/Arby’s”), at a price of $4.15 per share, net to the seller in cash, without interest (subject to any required withholding of taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated November 6, 2008, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

          Item 1. Summary Term Sheet

          Item 1 of the original Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and the related letter of transmittal, is hereby amended and supplemented as follows:

          The response to the question “Who is offering to buy my shares” in the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., and Trian Partners Parallel Fund II, L.P. These entities are investment funds affiliated with Trian Partners. The principals of Trian Partners are Nelson Peltz, Peter W. May and Edward P. Garden. The Trian principals and investment funds managed by Trian Partners beneficially own, in the aggregate, 52,059,387 shares, which represents approximately 11.1% of the outstanding shares. Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a director of Wendy’s/Arby’s. If we purchase 40,000,000 shares in our offer, the Trian principals and investment funds managed by Trian Partners will beneficially own, in the aggregate, approximately 19.6% of the outstanding shares.

          As of August 5, 2008, the record date for the shareholder vote to approve the merger between Wendy’s International, Inc. and Triarc Companies, Inc., Mr. Peltz and Mr. May owned in the aggregate approximately 34.3% of the total voting power of Triarc Companies, Inc., thereby making them, in the aggregate, the largest shareholder of Triarc. Mr. Peltz was appointed to the board of directors of Triarc Companies, Inc. in April 1993 and served as Chairman and Chief Executive Officer of Triarc Companies, Inc. during the period between April 23, 1993 and June 29, 2007. Mr. May was appointed to the board of directors of Triarc Companies, Inc. in April 1993 and served as President and Chief Operating Officer of Triarc Companies, Inc. during the period between April 23, 1993 and June 29, 2007. Mr. Garden was appointed to the board of directors of Triarc Companies, Inc. in December 2004 and served as Vice Chairman of Triarc Companies, Inc. during the period between July 1, 2003 and June 29, 2007.

          See Section 9 of this Offer to Purchase, “Information Concerning the Purchaser and Its Affiliates.”

          The response to the question “Why are you making the offer” in the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “We are making this offer because we would like to increase our equity investment in Wendy’s/Arby’s through the acquisition of additional shares. We currently intend to acquire additional common stock of Wendy’s/Arby’s subsequent to the expiration of the offer. Wendy’s/Arby’s has granted us a waiver under Section 203 of the DGCL to acquire up to 25% of the outstanding shares through the tender offer and/or subsequent acquisitions of shares. This waiver does not restrict us from acquiring more than 25% of the outstanding shares. However, to the extent we increase our aggregate beneficial ownership in the shares to greater than 25% of the outstanding shares, we will not be permitted to engage in a business combination (within the meaning of Section 203) for a period of three years following the date on which we acquire more than 25% of the outstanding shares, unless certain exceptions in Section 203(b)(3) through (7) are available (assuming for these purposes that 15% in the definition of interested stockholder contained in Section 203 was deemed to be 25%) or our acquisition of more than

25% of the outstanding shares is approved by the Board of Directors for purposes of Section 203. See Section 12 of this Offer to Purchase, “Background and Purpose of the Offer; Plans; Use of Securities.”

          The section entitled “Summary Term Sheet” in the Offer to Purchase is hereby amended by adding the following:

          We understand that the Trian Funds and Wendy’s/Arby’s entered into an agreement on November 5, 2008. What are the material terms of this agreement?

          “On November 5, 2008, the Trian Funds and Wendy’s/Arby’s entered into an agreement, pursuant to which, the Wendy’s/Arby’s independent directors agreed to (i) grant us a waiver under Section 203 of the DGCL to acquire up to 25% of the outstanding shares through the tender offer and/or subsequent acquisitions of shares and (ii) take a neutral position with respect to the offer in the Wendy’s/Arby’s Schedule 14D-9. We agreed that, so long as Wendy’s/Arby’s has a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, (a) we and any of our affiliates or associates will not participate in any proxy solicitation or submit any proposal, if the result of such solicitation or proposal would be to cause the Wendy’s/Arby’s board to be comprised of less than a majority of independent directors and (b) we and any of our affiliates or associates will not engage in any related party transaction with Wendy’s/Arby’s unless such transaction is approved by a committee that is comprised of independent directors. We also agreed that we would not amend the offer to reduce the price per share payable to tendering shareholders to less than $4.15 per share. The agreement will terminate upon the earlier to occur of (i) the Trian Funds ceasing to own in the aggregate 15% of the outstanding voting power of Wendy’s/Arby’s, (ii) the third anniversary of the date of the agreement and (iii) such time as any person other than the Trian Funds or any affiliate, associate of, or member of a Schedule 13D group with, the Trian Funds, makes an offer to purchase an amount of shares that when added to the number of shares already beneficially owned by such person and its affiliates and associates equals or exceeds 50% of the outstanding voting power of Wendy’s/Arby’s or all or substantially all of the assets of Wendy’s/Arby’s or solicits proxies with respect to a majority slate of directors. Additionally, if following consummation of the offer, we are not the owners of 15% of the outstanding shares (including shares owned by us prior to the offer), the entire agreement will become null and void ab initio and the waiver granted to the Trian Funds under Section 203 of the DGCL will no longer be in effect.”

          Item 4. Terms of the Transaction.

          Item 4 of the original Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and the related letter of transmittal, is hereby amended and supplemented as follows:

          The third paragraph in Section 5 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “This discussion does not address any tax consequences arising under U.S. federal estate or gift tax laws or any state, local or foreign tax laws. If you are considering participating in the offer, you should consult your own tax advisor regarding the application of U.S. federal income tax laws, as well as the application of any state, local or foreign tax laws, to your particular situation.”

          Subsection (c) of Section 13 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Wendy’s/Arby’s or any of its subsidiaries which, in the reasonable judgment of Purchaser, is or may be materially adverse to Purchaser or any of their respective affiliates or Wendy’s/Arby’s or to any of its subsidiaries;”

          The last paragraph in Section 13 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “All conditions to the offer must be satisfied or, other than those conditions dependent upon the receipt of governmental approvals, waived by the Trian Funds and Trian principals, prior to the expiration of the offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right prior to the expiration of the offer, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the offer. In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the offer, we will promptly notify you, which notification may be made by a press release, whether we will waive such condition and proceed with the offer or terminate the offer. In the event that we waive any such condition, we will extend the expiration of the offer to the extent necessary for the offer to expire no earlier than five business days from the date of our announcement of such waiver.”

          Item 5. Past Contacts, Transactions, Negotiations and Agreements.
          Item 6. Purposes of the Transaction and Plans or Proposals.

          Items 5 and 6 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related letter of transmittal, are hereby amended and supplemented as follows:

          The subsection entitled “Plans” in Section 12 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “Plans. The offer is not the first step in a series of transactions undertaken with the purpose or reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3. The Trian principals and Trian Funds intend to review their investment in Wendy’s/Arby’s on a continuing basis. Depending on various factors, including, without limitation, Wendy’s/Arby’s financial position, results and strategic direction, price levels of the common stock of Wendy’s/Arby’s, conditions in the securities and credit markets and general economic and industry conditions, the Trian principals and Trian Funds may take such actions with respect to their investment in Wendy’s/Arby’s as they deem appropriate. The Trian principals and Trian Funds currently intend to increase their investment in Wendy’s/Arby’s through the acquisition of additional common stock of Wendy’s/Arby’s subsequent to the expiration of the offer and may do so through additional tender offers, open market transactions, private transactions or otherwise. Future acquisitions of common stock of Wendy’s/Arby’s will depend, among other things, on market and economic conditions, the Trian principals and Trian Funds’ overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Trian principals and Trian Funds will acquire additional common stock of Wendy’s/Arby’s. Further, the Trian Funds and Trian principals may, from time to time, propose business strategies to Wendy’s/Arby’s. The Trian principals and Trian Funds reserve the right to change their current plans and intentions, which may include a decision not to acquire additional common stock of Wendy’s/Arby’s or to sell or distribute some or all of their Wendy’s/Arby’s common stock in the open market, in private transactions, or otherwise.

          The Trian Funds and its affiliates do not have any current plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation involving Wendy’s/Arby’s or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of Wendy’s/Arby’s or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wendy’s/Arby’s; (4) any change in the present Board of Directors or management of Wendy’s/Arby’s including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in Wendy’s/Arby’s corporate structure or business; (6) any class of equity securities of Wendy’s/Arby’s to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of equity securities of Wendy’s/Arby’s becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) the suspension of Wendy’s/Arby’s obligation to file reports under Section 15(d) of the Exchange Act; or (9) any changes in Wendy’s/Arby’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Wendy’s/Arby’s.”

          Item 7. Source and Amount of Funds.

          Item 7 of the original Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and the related letter of transmittal, is hereby amended and supplemented as follows:

          The first paragraph in Section 11 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          “If we purchase 40,000,000 shares pursuant to the offer at $4.15 per share, our aggregate cost will be $166 million, not including fees and expenses, which are estimated to be approximately $1 million. We will obtain such funds from our existing cash and cash equivalents and/or margin borrowings and our ability to realize cash upon sale of liquid securities. The offer is not conditioned on any financing arrangements and the purchaser does not have any alternative financing arrangements or alternative financing plans in connection with the offer. See Introduction and Section 1 of this Offer to Purchase, “Terms of the Offer; Proration.”

          Item 11. Additional Information

          The “Antitrust” subsection of Section 14 is hereby amended by inserting the following at the end thereof:

          “The Purchaser has received early termination of the waiting period under the HSR Act.”

          SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2008

TRIAN PARTNERS, L.P.

By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general
partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general
partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By:	Trian Partners Parallel Fund I General Partner LLC,
its general partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By:	Trian Partners Parallel Fund II GP, L.P., its general
partner

By:	Trian Partners Parallel Fund II General Partner, LLC,
its general partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GP, L.P.

By:	Trian Partners General Partner, LLC, its general
partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I
GENERAL PARTNER, LLC

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By:	Trian Partners Parallel Fund II General Partner, LLC,
its general partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II
GENERAL PARTNER, LLC

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

/s/ Nelson Peltz
Nelson Peltz

/s/ Peter W. May
Peter W. May

/s/ Edward P. Garden
Edward P. Garden